UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 15, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated July 15, 2016 announcing the appointment to management (CFO).

Istanbul, July 15, 2016

Announcement Regarding the Appointment to Management (CFO)

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

Mr. Bülent Aksu has been appointed as the Chief Financial Officer, effective as of July 20, 2016.

Bülent Aksu started his career on the Inspection Board at Kuveyt Türk A.Ş. in 1997. He held the role of CFO at Çalık Holding between 2003-2008, at Akfel Group in 2008-2012, at Petkim Petrokimya Holding A.Ş. between 2012-2013 and most recently at Star Rafineri A.Ş. Bülent Aksu graduated from Istanbul University in Business Administration (English) in 1996.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 15, 2016	By:	/s/Nihat Narin
Name: Nihat Narin Title: Investor Relations and Business Development Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 15, 2016	By:	/s/ Ilter Terzioglu
Name: Ilter Terzioglu Title: Strategy Executive Vice President